UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

The Necessity Retail REIT, Inc.

(Name of Registrant as Specified in its Charter)

Blackwells Capital LLC
Blackwells Onshore I LLC
Jason Aintabi
Related Fund Management, LLC
Jim Lozier
Richard O’Toole

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2023 ANNUAL MEETING OF STOCKHOLDERS
OF
THE NECESSITY RETAIL REIT, INC.

SUPPLEMENT NO. 1 TO
PROXY STATEMENT
OF BLACKWELLS ONSHORE I LLC

Dated April 17, 2023

This Supplement No. 1 to the Definitive Proxy Statement, filed on Schedule 14A by Blackwells Onshore I LLC (“Blackwells Onshore”), Blackwells Capital LLC (“Blackwells Capital”), Jason Aintabi (collectively, Mr. Aintabi, Blackwells Onshore and Blackwells Capital, “Blackwells”), Related Fund Management, LLC (“RFM”), Richard O’Toole and James L. Lozier (collectively, Blackwells, RFM and Messrs. O’Toole and Lozier, the “Participants”) with the Securities and Exchange Commission (the “SEC”) on April 7, 2023 (the “Proxy Statement”) in connection with the 2023 Annual Meeting of Stockholders (the “Annual Meeting”) of The Necessity Retail REIT, Inc. (the “Company” or “RTL”), is being filed for the purpose of reporting the date, time and place of the Annual Meeting, the Record Date (as defined below) for determining stockholders entitled to notice of and to vote at the Annual Meeting, the number of shares of the Company’s Class A common stock, par value $0.01 per share (the “Common Stock”), outstanding as of the Record Date and updating certain information in the table under the heading “Stock Ownership by Directors, Officers and Certain Stockholders.”

According to the Company’s definitive proxy statement, filed with the SEC on April 10, 2023, the Annual Meeting will be held virtually on Thursday, May 18, 2023 at 11:00 a.m. Eastern Time. The Annual Meeting will be held in a virtual meeting format only and can be accessed online at www.cesonlineservices.com/rtl23_vm. There is no physical location for the Annual Meeting. To attend the virtual meeting, stockholders must register at www.cesonlineservices.com/rtl23_vm by Wednesday, May 17, 2023 at 11:00 a.m. Eastern Time. To register, you will need your control number. Your control number will be supplied to you via your WHITE Universal Proxy Card or on the instructions that accompany your proxy materials. At the Annual Meeting you will be allowed to vote your shares within the online portal, as well as to submit questions through the online portal. The online portal will open 15 minutes before the beginning of the Annual Meeting. If you have any technical disruptions or connectivity issues during the Annual Meeting, please allow for some time for the meeting website to refresh automatically, or for the meeting operator to provide updates.

If your shares are held by a broker, bank or other nominee, you must follow the instructions provided by your broker, bank or other nominee to vote your shares and you may not vote your shares in person at the meeting unless you obtain a legal proxy. Beneficial holders who want to attend and also vote in person at the Annual Meeting will need to obtain a legal proxy, in PDF or Image (gif, jpg, or png) file format, from the organization that holds their shares giving the right to vote their shares in person at the Annual Meeting and by presenting it with their online ballot during the meeting.

Stockholders whose shares are held through a broker, bank or other nominee as of the Record Date may register to participate in the Annual Meeting remotely by visiting the website www.cesonlineservices.com/rtl23_vm. Please have your voting instruction form or other communication containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Requests to register to participate in the Annual Meeting remotely must be received no later than 11:00 a.m., on May 17, 2023.

The Company has fixed the close of business on March 24, 2023 as the record date for the Annual Meeting (the “Record Date”). Only record holders of shares of Common Stock on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. According to the Company’s proxy statement, there were 133,758,801.31 shares of Common Stock issued and outstanding as of the Record Date.

The following paragraph supplements the corresponding paragraph in the “Background of the Solicitation”:

“On February 6, 2023, the Company filed a motion to dismiss in the Maryland proceeding. Blackwells filed its opposition to this motion on February 24, 2023, and the Company filed a reply in support of its motion on March 7, 2023. On April 3, 2023, the Company’s motion to dismiss was denied in an oral ruling followed by a written order. The Maryland action will now move to the discovery phase.”

The following table, which is reprinted from the Company’s definitive proxy statement, filed with the SEC on April 10, 2023, supplements Schedule II to the Proxy Statement and sets forth information regarding the beneficial ownership of shares of Common Stock as of the Record Date, in each case including shares of Common Stock which may be acquired by such persons within 60 days, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock based solely upon the amounts and percentages contained in the public filings of such persons;

●	each of the Company’s named executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

	Common Stock
Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group, Inc.(2)	19,302,816	18.2%
BlackRock, Inc.(3)	12,501,080	11.8%
State Street Corporation(4)	6,910,582	6.5%
Edward M. Weil, Jr.	66,481	*
Jason F. Doyle(5)	33,402	*
Lisa D. Kabnick(6)	334,366	*
Leslie D. Michelson(7)	82,802	*
Stanley R. Perla(8)	89,918	*
Edward G. Rendell(9)	96,697	*
All directors and executive officers as a group (six persons)	703,667	*

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each individual or entity listed in the table is 650 Fifth Avenue, 30th Floor, New York, New York 10019. Unless otherwise indicated, the individual or entity listed has sole voting and investment power over the shares listed.

(2)	The business address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group, Inc. has sole voting power over no shares, shared voting power over 214,745 shares, sole dispositive power over 18,974,384 shares and shared dispositive power over 328,432 shares. The information contained herein with respect to The Vanguard Group, Inc. is based solely on Amendment No. 5 to the Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 9, 2023.

(3)	The business address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055. BlackRock, Inc. has sole voting power over 12,091,283 shares, shared voting power over no shares, sole dispositive power over 12,501,080 shares and shared dispositive power over no shares. The information contained herein with respect to BlackRock, Inc. is based solely on Amendment No. 5 to the Schedule 13G filed by BlackRock, Inc. with the SEC on January 24, 2023.

(4)	The business address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111. State Street Corporation has shared voting power over 5,063,537 shares, shared dispositive power over 6,910,582 shares and no sole voting or dispositive power. The information contained herein with respect to State Street Corporation is based solely on the Schedule 13G filed by State Street Corporation with the SEC on February 3, 2023.

(5)	Includes 24,387 unvested restricted shares.

(6)	Includes approximately 10,720 unvested restricted shares.

(7)	Includes approximately 10,720 unvested restricted shares.

(8)	Includes approximately 10,720 unvested restricted shares.

(9)	Includes approximately 10,720 unvested restricted shares.

Except as specifically revised by the information contained herein, this Supplement No. 1 does not modify, amend or otherwise affect any of the other information set forth in the Proxy Statement. This Supplement No. 1 should be read together with the Proxy Statement, and, from and after the date of this Supplement No. 1, any reference to the “Proxy Statement” shall be deemed to include the Proxy Statement as supplemented hereby.

IMPORTANT ADDITIONAL INFORMATION

The Participants are participants in the solicitation of proxies from the stockholders of RTL in connection with the Annual Meeting. The Participants have filed with the SEC a definitive proxy statement and accompanying WHITE Universal Proxy Card to be used in connection with any such solicitation of proxies from RTL’s stockholders for the Annual Meeting. BLACKWELLS STRONGLY ADVISES ALL STOCKHOLDERS OF RTL TO READ THE PROXY STATEMENT, THE ACCOMPANYING WHITE UNIVERSAL PROXY CARD AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE. The Proxy Statement and an accompanying WHITE Universal Proxy Card are being furnished to some or all of RTL’s stockholders and are available, along with any amendments or supplements to the Proxy Statement and other relevant documents, at no charge on the SEC’s website at http://www.sec.gov/. In addition, the Participants will provide copies of the Proxy Statement without charge upon request. Requests for copies should be directed to Blackwells Onshore.